UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File No. 000-55135

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POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

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121 Richmond Street West, Suite 501

Toronto, Ontario, M5H 2K1, Canada

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit No.	Description

99.1	Unaudited Consolidated Financial Statements for the Three Months Ended March 31, 2017
99.2	Management’s Discussion and Analysis for the Three Months Ended March 31, 2017
99.3	Certification of Interim Filings by Chief Executive Officer, dated May 11, 2017
99.4	Certification of Interim Filings by Chief Financial Officer, dated May 11, 2017

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2017	POET Technologies Inc.

	By:	/s/ John Odonnell
	Name:	John Odonnell
	Title:	Secretary